

Established 1837

The Peninsular and Oriental
Steam Navigation Company
79 Pall Mall
London SW1Y 5EJ

Telephone +44 (0)20 7930 4343
Facsimile +44 (0)20 7839 9338
Email: secretariat@pogroup.com
www.pogroup.com

Head Office 79 Pall Mall
London SW1Y 5EJ England

Incorporated by Royal Charter
with limited liability
Company number Z73

Securities & Exchange Commission
Division of Corporate Finance
Room ~~3094 (3-6)~~; 450 Fifth Street
Washington
D.C. 20549
USA 3011 3-2

82-2083

5 December 2003



SUPPL

Dear Sirs

P&O PRE-CLOSE PERIOD STATEMENT AND 2004 FINANCIAL CALENDAR

I enclose a copy of a press release sent to the London Stock Exchange in accordance with our 12g3-2(h) exemption from the Securities Exchange Act of 1934 in connection with our ADR program.

Yours faithfully

PROCESSED
JAN 13 2004
THOMSON FINANCIAL

Sylvia Freeman
Company Secretariat



enc

dlw 1/8



News Release

EMBARGO: NOT FOR RELEASE BEFORE 07.00 HOURS (UK TIME) ON
FRIDAY, 5 DECEMBER 2003

P&O PRE-CLOSE PERIOD STATEMENT
AND 2004 FINANCIAL CALENDAR

P&O's Preliminary Results for the year ending 31 December 2003 will be announced on 4 March 2004. Prior to the commencement of the close period preceding the announcement, P&O will be providing analysts with an opportunity to meet senior management.

P&O will confirm that overall trading for the Group remains consistent with the comments made in the third quarter trading update for P&O's Ports, Ferries and Logistics businesses and the third quarter trading and financial results for P&O Nedlloyd, which were both announced on 13 November.

P&O will also highlight the recent strategic progress made in the Group. This includes the significant expansion of the Ports business previously announced, the further proposed restructuring of the Ferries business announced on 18 November and also the completion of P&O's exit from bulk shipping.

P&O's 2004 Financial Calendar has now been published on the website at www.pogroup.com and can be found within the 'Investor' section.

Further information: Peter Smith, Director, Communications and Strategy
020 7930 4343

Andrew Lincoln, Manager, Investor Relations and Strategy
020 7321 4490

(ends)

The Peninsular and Oriental Steam Navigation Company, 79 Pall Mall, London SW1Y 5EJ, United Kingdom
Telephone +44 (0)20 7930 4343 Facsimile +44 (0)20 7925 0384 E-mail: communications@pogroup.com
Internet http://www.pogroup.com
Head Office 79 Pall Mall, London SW1Y 5EJ, England. Incorporated by Royal Charter with limited liability. Company number Z73